January 30, 2020

Lazarus Krikorian
Senior Vice President and Chief Accounting Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

       Re: Amerisourcebergen Corporation
           Form 10-K for Fiscal Year Ended September 30, 2019
           Filed November 19, 2019
           File No. 001-16671

Dear Mr. Krikorian:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2019

MD&A
Results of Operations, page 27

1. Please revise to quantify and analyze all material individual factors to which changes in accounts are attributable. Consider using tables to list, quantify, and sum these factors and narrative text to provide analysis of the underlying business reasons for the individual factors in the tables. Please also quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate.
Note 13. Legal Matters and Contingencies
Opioid Lawsuits and Investigations, page 73

2. We note you recorded a charge of $66.7 million in the fourth quarter of the fiscal year ended September 30, 2019 related to an agreement in principle with two Ohio counties related to opioids. Please tell us the amount of your settlement and what amount, if any,
 Lazarus Krikorian
AmerisourceBergen Corporation
January 30, 2020
Page 2
         was previously accrued.
3. With regard to the Multidistrict Litigation ("MDL"), we note from your filing that you are engaged in negotiations with plaintiffs' representatives regarding a potential settlement framework. Please tell us whether you have made an offer to settle and whether there is an amount for which you would be willing to settle these matters.
4. You state on page 75 that you are unable to estimate the range of possible loss because you are not in a position to assess the likely outcome. Please tell us what the term outcome refers to (e.g., settlement vs. trial, or result of settlement or trial). Because the matter is disclosed, we assume you believe there is at least a reasonable possibility of a material adverse outcome, either from settlement or trials. Therefore, please tell us why an estimate of the range of reasonably possible loss is dependent on determining the outcome. In this regard, we believe an estimate of a range of loss could contemplate different potential outcomes.
Notes to Consolidated Financial Statements
Note 15. Business Segment Information, page 77

5. Please tell us whether the first table in this note is intended to provide disclosure of revenue on a disaggregated basis under ASC 606. If so, please revise to so indicate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLazarus Krikorian                              Sincerely,
Comapany NameAmerisourceBergen Corporation
                                                                 Division of
Corporation Finance
January 30, 2020 Page 2                                          Office of
Trade & Services
FirstName LastName